Exhibit 99.4
Execution Copy
VALE CAPITAL II
TERMS AGREEMENT
Mandatorily Convertible Debt Securities
Guaranteed by Vale S.A.
July 7, 2009
To: The Underwriters identified herein
Ladies and Gentlemen:
Vale Capital II (the “Company”) agrees to sell to the several Underwriters named in Schedule I hereto for their respective accounts, on and subject to the terms and conditions in this Agreement (the “Agreement”), which incorporates herein by reference the Underwriting Agreement Basic Provisions attached hereto as Exhibit I (to the extent such provisions are not superseded or amended by this Agreement), the following securities (the “Securities”) on the following terms:
1. Basic Terms
Title, Series VALE-2012 Notes: Guaranteed Notes, Series VALE-2012 (“Series VALE-2012 Notes”)
Title, Series VALE.P-2012 Notes: Guaranteed Notes, Series VALE.P-2012 (“Series VALE.P-2012 Notes”)
Amount Offered, Series VALE-2012 Notes: US $292,445,150 aggregate principal amount of Series VALE-2012 Notes
Amount Offered, Series VALE.P-2012 Notes: US $649,213,250 aggregate principal amount of Series VALE.P-2012 Notes
Principal Amount: US $50 per Security
Interest Rate, Series VALE-2012 Notes: 6.75% of the Principal Amount per Security per year.
Interest Rate, Series VALE.P-2012 Notes: 6.75% of the Principal Amount per Security per year.
Mandatory Conversion Date: June 15, 2012

Indenture, Series VALE-2012 Notes: The indenture to be dated as of July 13, 2009, as supplemented by the first supplemental indenture to be dated as of July 13, 2009 (the “Series VALE Notes Indenture”).
Indenture, Series VALE.P-2012 Notes: The indenture to be dated as of July 13, 2009, as supplemented by the second supplemental indenture to be dated as of July 13, 2009 (the “Series VALE.P Notes Indenture” and, together with the Series VALE Notes Indenture, the “Indentures”).
Conversion: The Series VALE-2012 Notes will be convertible into American Depository Shares (“Common Share ADSs”), evidenced by American Depositary Receipts (“Common Share ADRs”), each representing fully paid, non-assessable common shares of Vale S.A., a Brazilian corporation (the “Guarantor”), without par value (the “Common Shares”), on the terms and conditions set forth in the Series VALE Notes Indenture. The Series VALE.P-2012 Notes will be convertible into American Depositary Shares (“Preferred Share ADSs”), evidenced by American Depositary Receipts (“Preferred Share ADRs”), each representing fully paid, non-assessable preferred class A shares of the Guarantor, without par value (the “Preferred Shares”), on the terms and conditions set forth in the Series VALE.P Notes Indenture. As used herein, “Conversion Securities” means the American Depositary Shares, the American Depositary Receipts and the Common Shares or Preferred Shares into which the Securities are convertible. The Common Share ADSs and the Common Share ADRs will be issued upon the deposit, if and when required by the Series VALE Notes Indenture, of the Common Shares pursuant to the Deposit Agreement dated as of February 25, 2002 (the “Common Share Deposit Agreement”), among the Guarantor, JPMorgan Chase Bank, N.A., as depositary (the “Depositary”) and the holders from time to time of the Common Share ADSs. The Preferred Share ADSs and the Preferred Share ADRs will be issued upon the deposit, if and when required by the Series VALE.P Notes Indenture, of the Preferred Shares pursuant to the amended and restated Deposit Agreement dated as of September 28, 2006 (the “Preferred Share Deposit Agreement” and, together with the Common Share Deposit Agreement, the “Deposit Agreements”), among the Guarantor, the Depositary and the holders from time to time of the Preferred Share ADSs.
Guarantee: Guarantor will irrevocably and unconditionally guarantee the performance and full and punctual payment of all of the Company’s obligations under the Indentures and the Securities, whether for delivery of ADSs or for payment of interest or any other amounts that may become due and payable in respect of the Securities.
Interest Payment Dates: March 15, June 15, September 15 and December 15 of each year (or the following business day if the named date is not a business day) prior to the Mandatory Conversion Date, commencing on September 15, 2009, and the Mandatory Conversion Date (as defined in the applicable Indenture).
Deferral of Interest Payments: The Company may elect to defer interest payments, in which case the deferred interest will accrue interest at the stated interest rate.

Additional Remuneration Based on Distributions: The Company will pay to the holders of Securities additional remuneration in the event that Guarantor makes cash distributions to all holders of ADSs, calculated as set forth in the applicable Indenture.
Conversion Rate, Series VALE-2012 Notes: Not more than 3.1486 ADSs and not less than 2.6797 ADSs, depending on the Twenty Day Market Value (as defined in the Series VALE Notes Indenture) of the ADSs, as set forth in the Series VALE Notes Indenture.
Conversion Rate, Series VALE.P Notes: Not more than 3.6417 ADSs and not less than 3.0993 ADSs, depending on the Twenty Day Market Value (as defined in the Series VALE.P Notes Indenture) of the ADSs, as set forth in the Series VALE.P Notes Indenture.
Optional Tax Conversion: In connection with certain tax events, as described in the applicable Indenture.
Listing: The Company and the Guarantor will use their reasonable best efforts to cause the Securities to be listed on the New York Stock Exchange.
Purchase Price, Series VALE-2012 Notes: 100% of the Principal Amount of each Series VALE-2012 Note, plus accrued interest, if any, from July 13, 2009, the originally scheduled closing date, to the Closing Date as defined in the Underwriting Agreement Basic Provisions.
Purchase Price, Series VALE.P-2012 Notes: 100% of the Principal Amount of each Series VALE.P-2012 Note, plus accrued interest, if any, from July 13, 2009, the originally scheduled closing date, to the Closing Date as defined in the Underwriting Agreement Basic Provisions.
Registration Statement Nos.: Guarantor: 333-160448
The Company: 333-160448-01
Execution Time: The time when sales of the Securities are first made.
Closing: 9:30 a.m. on July 13, 2009, at the offices of Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, New York, in Federal (same day) funds.

Payment of Expenses: Subject to the limitations separately agreed by the Guarantor and the Representatives, the Company will pay or cause to be paid all expenses incident to the performance of its obligations under this Agreement, including (i) the preparation, printing and filing of the Registration Statement (including financial statements and exhibits) as originally filed and of each amendment thereto, (ii) the preparation, printing and delivery to the Underwriters of this Agreement, the Indentures and such other documents as may be required in connection with the offering, purchase, sale, issuance or delivery of the Securities, (iii) the preparation, issuance and delivery of the certificates for the Securities to the Underwriters, (iv) the fees and disbursements of the Company’s and the Guarantor’s counsel, accountants and other advisors, (v) any fees and expenses incurred by the Underwriters in connection with the marketing and offering of the Securities including the reasonable and documented fees and disbursements of counsel for the Underwriters in connection therewith; (vi) the qualification of the Securities under securities laws in accordance with the provisions of Section 4(i) of the Underwriting Agreement Basic Provisions, including filing fees and the reasonable and documented fees and disbursements of counsel for the Underwriters in connection therewith and in connection with the preparation of the Blue Sky Survey and any supplement thereto, (vii) the printing and delivery to the Underwriters of copies of the Preliminary Prospectus, any Issuer Free Writing Prospectus and of the Final Prospectus and any amendments or supplements thereto, (viii) the preparation, printing and delivery to the Underwriters of copies of the Blue Sky Survey and any supplement thereto, (ix) the fees and expenses of the Trustee, including the fees and disbursements of counsel for the Trustee in connection with the Indentures and the Securities, (x) the costs and expenses of the Company and the Guarantor relating to investor presentations on any “road show” undertaken in connection with the marketing of the Securities, including without limitation, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged in connection with the road show presentations, and the travel and lodging expenses of the representatives and officers of the Company, the Guarantor and any such consultants, (xi) any fees payable in connection with the rating of the Securities and (xii) the fees and expenses incurred in connection with the listing of the Securities on the New York Stock Exchange.

Representatives:	Citigroup Global Markets, Inc.

J.P. Morgan Securities Inc.
Lock-Up: For a period of 60 days from the date of the Final Prospectus, Guarantor agrees that, it will not, and will not permit its Subsidiaries to, without the written consent of the Representatives, directly or indirectly, issue, sell, offer or contract to sell, grant any option or warrant for the sale of, or otherwise transfer or dispose of, any Common Shares, Common Share ADSs, Common Share ADRs, Preferred Shares, Preferred Share ADSs or Preferred Share ADRs of Guarantor or any securities convertible into the Common Shares, Common Share ADSs, Common Share ADRs, Preferred Shares, Preferred Share ADSs or Preferred Share ADRs, other than (i) the Conversion Securities, (ii) issuances of Common Shares, Common Share ADSs, Common Share ADRs, Preferred Shares, Preferred Share ADSs or Preferred Share ADRs upon conversion of options or warrants outstanding on the date hereof, (iii) grants of options to purchase Common Shares, Common Share ADSs, Common Share ADRs, Preferred Shares, Preferred Share ADSs or Preferred Share ADRs pursuant to Guarantor’s equity incentive plans in existence on the date hereof.
Qualifications to Any Covenants or Representations Made by the Company or the Guarantor: None
Additional Transaction Documents: The Deposit Agreements, which shall be deemed included in the definition of Transaction Document only for the purposes of Section 1(k) and 1(l) of the Underwriting Agreement Basic Provisions.

Opinions: The opinions of counsels to the Company and the Guarantor to be delivered on the Closing Date for purposes of Section 5(a) of the Underwriting Agreement Basic Provisions shall be substantially in the forms separately provided to you, each of which is in form and substance satisfactory to you for purposes of such Section.
The Underwriters shall have received on and as of the Closing Date an opinion and letter of Gibson, Dunn & Crutcher LLP, U.S. counsel for the Underwriters, and an opinion of and Pinheiro Guimarães Advogados, Brazilian counsel for the Underwriters, with respect to such matters as the Underwriters may reasonably request, and such counsels shall have received such documents and information as they may reasonably request to enable them to pass upon such matters.
Underwriter Information (see definition under the Underwriting Agreement Basic Provisions): For purposes of Section 7(b) of the Underwriting Agreement Basic Provisions, the second sentence of the fifth paragraph, the first and second sentences of the section entitled “Commissions and Discounts,” the third and fourth sentences of the section entitled “Trading Market,” and the first paragraph under “Price Stabilization and Short Positions,” in each case under the caption “Underwriting” in the Preliminary Prospectus and Final Prospectus.
Notices to Underwriters: Notices to the Underwriters shall be directed to:
Citigroup Global Markets, Inc.
388 Greenwich St., 5th Floor
New York, New York 10013
J.P. Morgan Securities Inc.
277 Park Avenue, 2nd Floor
New York, New York 10172
The respective principal amounts of the Securities to be purchased by each of the Underwriters are set forth opposite their names in Schedule I hereto.
2.	Additional Representations and Warranties of the Company and the Guarantor. In addition to the representations and warranties set forth in Section 1 of the Underwriting Agreement Basic Provisions, each of the Company and the Guarantor, jointly and severally, represents and warrants to each Underwriter, as of the date hereof as follows:
(a)	All of the issued and outstanding shares of capital stock of the Company have been duly authorized and validly issued, are fully paid and non-assessable and were not issued in violation of any preemptive or similar rights granted pursuant to the organizational documents of the Company or any statutory provisions of Cayman Islands law, and all outstanding shares of the Company are owned by the Guarantor, either directly or through wholly owned subsidiaries of the Guarantor free and clear of any security interest, claims, liens or encumbrances.

(b)	The Guarantor has an authorized capitalization as set forth in the Disclosure Package and the Final Prospectus, and all of the issued and outstanding shares of capital stock of the Guarantor have been duly and validly authorized and issued, are fully paid and non-assessable; the Common Shares and Preferred Shares deliverable upon conversion of the Securities have been duly authorized and validly issued, and are fully paid and non-assessable and were not issued in violation of any preemptive or similar rights granted pursuant to the organizational documents of the Guarantor or any statutory provisions of Brazilian law; and the ADSs and ADRs, when issued and delivered upon conversion of the Securities in accordance with the terms of the applicable Securities and the applicable Indentures and against the deposit of the Common Shares or Preferred Shares, as the case may be, in respect thereof in accordance with the provisions of the applicable Deposit Agreements, will be duly and validly authorized and issued, fully paid and non-assessable, and free and clear of all liens, encumbrances, equities or claims.
(c)	The Common Shares, the Preferred Shares, the ADSs and the ADRs conform in all material respects to the descriptions thereof contained in the Disclosure Package and the Final Prospectus.
(d)	Each of the Deposit Agreements was duly authorized, executed and delivered by the Guarantor, and, assuming due authorization, execution and delivery by the Depositary, constitutes a legal, valid and binding instrument of the Guarantor, enforceable against the Guarantor in accordance with its terms, subject to the Enforceability Exceptions; upon issuance by the Depositary of the ADSs issuable upon the conversion of the Securities against the deposit of the Common Shares or Preferred Shares, as the case may be, in respect thereof in accordance with the provisions of the such Deposit Agreement, such ADSs will be duly and validly issued and the persons in whose names the ADSs are registered will be entitled to the rights specified therein and in such Deposit Agreement.
(e)	Except as disclosed in the Disclosure Package and the Final Prospectus, (i) there are no outstanding securities convertible into or exchangeable for, or warrants, rights or options issued by the Guarantor to purchase any shares of the capital stock of the Guarantor, (ii) there are no statutory, contractual, preemptive or other rights to subscribe for or to purchase any of the Conversion Securities of the Guarantor and (iii) there are no restrictions upon transfer of the Conversion Securities pursuant to the Guarantor’s organizational documents or any statutory provisions of Brazilian law.
(f)	Except as described in the Disclosure Package and the Final Prospectus, payments made by the Company to holders under the Conversion Securities and the Indentures will not be subject under the current laws of Brazil or the Cayman Islands or any political subdivision of any such jurisdiction to any withholding or similar charges for or on account of taxation.
To the extent not superseded or amended by the terms hereof, the provisions of the Underwriting Agreement Basic Provisions are incorporated herein by reference. Capitalized terms used herein and not otherwise defined shall have the meanings assigned to them in the Underwriting Agreement Basic Provisions.

This Terms Agreement may be signed in one or more counterparts, each of which shall constitute an original and all of which together shall constitute one and the same agreement.
If the foregoing is in accordance with your understanding of our agreement, kindly sign and return to the Company and the Guarantor one of the counterparts hereof, whereupon it will become a binding agreement among the Company, the Guarantor and the several Underwriters in accordance with its terms.
Very truly yours,

VALE CAPITAL II
By:	/s/ José Alberto Menezes Penedo
	Name:	José Alberto Menezes Penedo
	Title:	Attorney-in-fact

By:	/s/ Luciana Ribeiro da Costa Werner
	Name:	Luciana Ribeiro da Costa Werner
	Title:	Attorney-in-fact

VALE S.A.
By:	/s/ José Alberto Menezes Penedo
	Name:	José Alberto Menezes Penedo
	Title:	Attorney-in-fact

By:	/s/ Luciana Ribeiro da Costa Werner
	Name:	Luciana Ribeiro da Costa Werner
	Title:	Attorney-in-fact

The foregoing Terms Agreement is hereby confirmed and accepted as of the date first above written.

CITIGROUP GLOBAL MARKETS, INC.

By:	/s/ J.R.T. Blackett
	Name:	J.R.T. Blackett
	Title:	Managing Director

J.P. MORGAN SECURITIES INC.

By:	/s/ Uziel Fradkin
	Name:	Uziel Fradkin
	Title:	Managing Director

SCHEDULE I

	Principal	Principal
	Amount of	Amount of
	Series VALE-	Series VALE.P-
Underwriter	2012 Notes	2012 Notes
Citigroup Global Markets, Inc.	$146,222,575	$324,606,625
J.P. Morgan Securities Inc.	$146,222,575	$324,606,625

SCHEDULE II
Schedule of Free Writing Prospectuses included in the Disclosure Package
Final Term Sheets in the forms of Schedules III-A and III-B hereto as filed pursuant to Rule 433(d) under the Act.

SCHEDULE III — A
Vale Capital II
US$292,445,150
6.75% Guaranteed Notes due 2012, Series VALE-2012
Mandatorily Convertible into American Depositary Shares,
each representing one common share of Vale S.A. (the “common ADSs”)

Issuer:	Vale Capital II

Guarantor	Vale S.A.

Ticker of Guarantor ADSs / Exchange:	VALE / The New York Stock Exchange

Title of securities:	6.75% Guaranteed Notes Due 2012, Series VALE-2012 (“Series VALE-2012 Notes”)

Aggregate principal amount:	US$ 292,445,150

Price to public:	100% of principal amount, plus accrued interest, if any, from July 13, 2009

Principal amount per Series VALE-2012 Note:	US$50.00

Annual interest rate:	6.75% per year, payable quarterly starting September 15, 2009

Additional remuneration:	Equal to amount of any cash distributions made by the Guarantor to all holders of common ADSs, pursuant to a calculation described in the prospectus supplement

Threshold appreciation price:	US$18.66, which is approximately 17.5% over the closing price of the common ADSs on the New York Stock Exchange of $15.88 on July 7, 2009 (the “initial price”).

Conversion rate:	If the twenty day market value (as defined in the prospectus supplement) of the common ADSs is equal to or greater than US$18.66 then the conversion rate will be 2.6797 common ADSs per Series VALE-2012 Note (the “minimum conversion rate”), which is equal to US$50.00 divided by US$18.66.

If the twenty day market value of the common ADSs is less than US$18.66 but greater than US$15.88, then the conversion rate per Series VALE-2012 Note will be equal to US$50.00 divided by the twenty day market value of the common ADSs.

If the twenty day market value of the common ADSs is less than or equal to US$15.88, then the conversion rate will be 3.1486 common ADSs per Series VALE-2012 Note (the “maximum conversion rate”), which is equal to US$50.00 divided by US$15.88.

Maturity / mandatory conversion date:	June 15, 2012

Conversion examples:	The following chart shows examples of the number of ADSs that an investor would receive for each note at various twenty day market values.

Number of Common ADSs
Received at Maturity per Series
Twenty Day Market Value	VALE-2012 Note
US$14.00	3.1486
US$15.88	3.1486
US$17.00	2.9412
US$18.66	2.6797
US$20.00	2.6797

The above chart illustrates that:

•    if the twenty day market value is greater than or equal to US$18.66 (the threshold appreciation price for the common ADSs), we will be obligated to deliver 2.6797 common ADSs for each note; as a consequence, the Issuer would receive 14.9% of the appreciation in market price above US$18.66 (the threshold appreciation price) and holders of the notes would receive 85.1% of the appreciation in market price above US$18.66 (the threshold appreciation price),

•    if the twenty day market value is greater than US$15.88 (the initial price of the notes) and less than US$18.66 (the threshold appreciation price), the Issuer will be obligated to deliver a number of common ADSs having a twenty day market value equal to US$50.00 (the principal amount of a note); as a consequence, the Issuer would retain all of the appreciation in the market price of the common ADSs, and

•    if the twenty day market value is less than or equal to US$15.88 (the initial price of the VALE-2012 Notes), the Issuer will be obligated to deliver 3,1486 common ADSs per note, regardless of the market price of the ADSs; as a consequence, holders of the notes will bear the full risk of a decline in market price of the common ADSs.

Cash-acquisition conversion rate:	The following table sets forth the cash acquisition conversion rate per Series VALE-2012 Note for each hypothetical stock price and effective date set forth below:

Effective	Common ADS Price on Effective Date
Date	$10.00	$12.00	$14.00	$15.88	$17.00	$18.66	$20.00	$22.00	$24.00	$26.00	$28.00	$30.00	$35.00	$40.00	$45.00	$50.00
7/13/2009	2.7326	2.6713	2.6311	2.6073	2.5978	2.5888	2.5847	2.5825	2.5835	2.5864	2.5907	2.5956	2.6088	2.6213	2.6321	2.6412
6/15/2010	2.8071	2.7345	2.6833	2.6511	2.6378	2.6240	2.6171	2.6119	2.6108	2.6125	2.6158	2.6199	2.6317	2.6427	2.6518	2.6590
6/15/2011	2.9461	2.8569	2.7831	2.7314	2.7084	2.6834	2.6698	2.6576	2.6522	2.6510	2.6523	2.6550	2.6630	2.6698	2.6746	2.6776
6/15/2012	3.1486	3.1486	3.1486	3.1486	2.9412	2.6797	2.6797	2.6797	2.6797	2.6797	2.6797	2.6797	2.6797	2.6797	2.6797	2.6797

The exact ADS price with respect to Series VALE-2012 Notes and effective dates may not be set forth on the table, in which case:

•    if the applicable ADS price is between two ADS price amounts on the table or the effective date is between two dates on the table, the cash acquisition conversion rate will be determined by straight-line interpolation between the cash acquisition conversion rates set forth for the higher and lower ADS price amounts and the two dates, as applicable, based on a 365-day year;

•    if the applicable ADS price is in excess of US$50.00 per ADS (subject to adjustment as described in the prospectus supplement), then the cash acquisition conversion rate will be 2.6797, subject to adjustment; and

•    if the applicable ADS price is less than US$10.00 per ADS (subject to adjustment as described in the prospectus supplement), then the cash acquisition conversion rate will be 3.1486, subject to adjustment.

Trade date:	July 8, 2009

Settlement date:	July 13, 2009

Joint book-running managers:	Citi and J.P. Morgan

Underwriters’ discount:	0.50%

Proceeds, before expenses, to the Issuer:	US$290,982,924

CUSIP / ISIN:	91912F201/US91912F2011

Listing:	Issuer will apply to list the Series VALE-2012 Notes on the New York Stock Exchange.
The issuer and the guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwrite or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citi at Brooklyn Army Terminal, 140 58th St., 8th Floor, Brooklyn, New York 11220 (tel: 1-800-831-9146) or J.P. Morgan, Prospectus Library, 4 Metrotech Center, CS Level, Brooklyn, New York 11224 (collect call 718-242-8002).

SCHEDULE III — B
Vale Capital II
US$649,213,250
6.75% Guaranteed Notes due 2012, Series VALE.P-2012
Mandatorily Convertible into American Depositary Shares,
each representing one preferred class A share of Vale S.A. (the “preferred ADSs”)

Issuer:	Vale Capital II

Guarantor	Vale S.A.

Ticker of Guarantor ADSs / Exchange:	VALE.P / The New York Stock Exchange

Title of securities:	6.75% Guaranteed Notes Due 2012, Series VALE.P-2012 (“Series VALE.P-2012 Notes”)

Aggregate principal amount:	US$ 649,213,250

Price to public:	100% of principal amount, plus accrued interest, if any, from July 13, 2009

Principal amount per Series VALE.P-2012 Note:	US$50.00

Annual interest rate:	6.75% per year, payable quarterly starting September 15, 2009

Additional remuneration:	Equal to amount of any cash distributions made by the Guarantor to all holders of preferred ADSs, pursuant to a calculation described in the prospectus supplement

Threshold appreciation price:	US$16.13, which is approximately 17.5% over the closing price of the preferred ADSs on the New York Stock Exchange of $13.73 on July 7, 2009 (the “initial price”).

Conversion rate:	If the twenty day market value (as defined in the prospectus supplement) of the preferred ADSs is equal to or greater than US$16.13 then the conversion rate will be 3.0993 preferred ADSs per Series VALE.P-2012 Note (the “minimum conversion rate”), which is equal to US$50.00 divided by US$16.13.

If the twenty day market value of the preferred ADSs is less than US$16.13 but greater than US$13.73, then the conversion rate per Series VALE.P-2012 Note will be equal to US$50.00 divided by the twenty day market value of the preferred ADSs.

If the twenty day market value of the preferred ADSs is less than or equal to US$13.73, then the conversion rate will be 3.6417 preferred ADSs per Series VALE.P-2012 Note (the “maximum conversion rate”), which is equal to US$50.00 divided by US$13.73.

Maturity / mandatory conversion date:	June 15, 2012

Conversion examples:	The following chart shows examples of the number of ADSs that an investor would receive for each note at various twenty day market values.

Number of Preferred ADSs
Received at Maturity per Series
Twenty Day Market Value	VALE.P-2012 Note
US$12.00	3.6417
US$13.73	3.6417
US$15.00	3.3333
US$16.13	3.0993
US$18.00	3.0993

The above chart illustrates that:

•    if the twenty day market value is greater than or equal to US$16.13 (the threshold appreciation price for the preferred ADSs), we will be obligated to deliver 3.0993 preferred ADSs for each note; as a consequence, the Issuer would receive 14.9% of the appreciation in market price above US$16.13 (the threshold appreciation price) and holders of the notes would receive 85.1% of the appreciation in market price above US$16.13 (the threshold appreciation price),

•    if the twenty day market value is greater than US$13.73 (the initial price of the notes) and less than US$16.13 (the threshold appreciation price), the Issuer will be obligated to deliver a number of preferred ADSs having a twenty day market value equal to US$50.00 (the principal amount of a note); as a consequence, the Issuer would retain all of the appreciation in the market price of the preferred ADSs, and

•    if the twenty day market value is less than or equal to US$13.73 (the initial price of the VALE.P-2012 Notes), the Issuer will be obligated to deliver 3.6417 preferred ADSs per note, regardless of the market price of the ADSs; as a consequence, holders of the notes will bear the full risk of a decline in market price of the preferred ADSs.

Cash-acquisition conversion rate:	The following table sets forth the cash acquisition conversion rate per Series VALE.P-2012 Note for each hypothetical stock price and effective date set forth below:

Effective	Preferred ADS Price on Effective Date
Date	$10.00	$12.00	$13.73	$15.00	$16.13	$18.00	$20.00	$22.00	$24.00	$26.00	$28.00	$30.00	$35.00	$40.00	$45.00	$50.00
7/13/2009	3.1175	3.0574	3.0256	3.0107	3.0020	2.9945	2.9928	2.9952	3.0000	3.0060	3.0127	3.0195	3.0356	3.0494	3.0605	3.0694
6/15/2010	3.1892	3.1151	3.0735	3.0531	3.0406	3.0284	3.0236	3.0241	3.0277	3.0329	3.0389	3.0451	3.0594	3.0709	3.0797	3.0861
6/15/2011	3.3309	3.2283	3.1632	3.1290	3.1068	3.0834	3.0714	3.0678	3.0688	3.0721	3.0762	3.0805	3.0894	3.0953	3.0987	3.1006
6/15/2012	3.6417	3.6417	3.6417	3.3333	3.0993	3.0993	3.0993	3.0993	3.0993	3.0993	3.0993	3.0993	3.0993	3.0993	3.0993	3.0993

The exact ADS price with respect to Series VALE.P-2012 Notes and effective dates may not be set forth on the table, in which case:

•    if the applicable ADS price is between two ADS price amounts on the table or the effective date is between two dates on the table, the cash acquisition conversion rate will be determined by straight-line interpolation between the cash acquisition conversion rates set forth for the higher and lower ADS price amounts and the two dates, as applicable, based on a 365-day year;

•    if the applicable ADS price is in excess of US$50.00 per ADS (subject to adjustment as described in the prospectus supplement), then the cash acquisition conversion rate will be 3.0993, subject to adjustment; and

•    if the applicable ADS price is less than US$10.00 per ADS (subject to adjustment as described in the prospectus supplement), then the cash acquisition conversion rate will be 3.6417, subject to adjustment.

Trade date:	July 8, 2009

Settlement date:	July 13, 2009

Joint book-running managers:	Citi and J.P. Morgan

Underwriters’ discount:	0.50%

Proceeds, before expenses, to the Issuer:	US$645,967,184

CUSIP / ISIN:	91912F300/US91912F3001

Listing:	Issuer will apply to list the Series VALE.P-2012 Notes on the New York Stock Exchange.
The issuer and the guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwrite or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citi at Brooklyn Army Terminal, 140 58th St., 8th Floor, Brooklyn, New York 11220 (tel: 1-800-831-9146) or J.P. Morgan, Prospectus Library, 4 Metrotech Center, CS Level, Brooklyn, New York 11224 (collect call 718-242-8002).

EXHIBIT I
Vale Capital II
Debt Securities
Guaranteed by Vale S.A.
UNDERWRITING AGREEMENT
BASIC PROVISIONS
July 2009
To the Underwriters
named in the
Terms Agreement
supplemental hereto
Ladies and Gentlemen:
Vale Capital II, a Cayman Islands exempted company incorporated with limited liability (the “Company”), proposes, subject to the terms and conditions stated herein, to issue and sell from time to time certain of its debt securities specified in the Terms Agreement described below. The debt securities will be irrevocably and unconditionally guaranteed (the “Guaranty”) as to payment of principal, premium (if any) and interest by Vale S.A., a company organized under the laws of Brazil, as guarantor (the “Guarantor”). Unless otherwise specified in the Terms Agreement, such debt securities will be issued under an Indenture (the “Indenture”) to be entered into by and among the Company, the Guarantor and The Bank of New York Mellon, as trustee (the “Trustee”). Such debt securities may have varying designations, denominations, currencies, interest rates and payment dates, maturities, redemption provisions and conversion and selling prices.
Whenever the Company and the Guarantor determine to make an offering of debt securities through one or more investment banking firms, they will enter into a terms agreement (the “Terms Agreement”) with such firm or firms (such firms constituting the “Underwriters”) named therein providing for the sale of the specific series of debt securities to be issued and sold by the Company pursuant thereto (the “Offered Debt Securities”), and the purchase and offering thereof by such Underwriters. The Offered Debt Securities and the Guaranty are referred to herein collectively as the “Securities.” The Terms Agreement shall be substantially in the form of Exhibit A hereto with such additional terms as may be agreed among the Company, the Guarantor and the Underwriters and shall incorporate by reference the basic provisions set forth herein.

The following terms are used herein as defined below:
“Act” shall mean the U.S. Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.
“Base Prospectus” shall mean the base prospectus relating to the Securities contained in the Registration Statement at the Execution Time.
“Closing Date” shall have the meaning set forth in Section 3 hereof.
“Commission” shall mean the U.S. Securities and Exchange Commission.
“Disclosure Package” shall mean (i) the Base Prospectus, (ii) the Preliminary Prospectus used most recently prior to the Execution Time, (iii) the Issuer Free Writing Prospectuses, if any, identified in Schedule II to the Terms Agreement, including any final term sheet prepared and filed pursuant to Section 4(d) hereto, and (iv) and any other Free Writing Prospectus that the parties to the Terms Agreement shall expressly agree in writing to treat as part of the Disclosure Package.
“Effective Date” shall mean each date and time that the Registration Statement or any post-effective amendment or amendments thereto became or become effective.
“Exchange Act” shall mean the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.
“Execution Time” shall mean the time specified in the Terms Agreement.
“Final Prospectus” shall mean the prospectus supplement relating to the Securities that was first filed pursuant to Rule 424(b) after the Execution Time, together with the Base Prospectus.
“Final Term Sheet” shall mean the final term sheet attached as Schedule III to the Terms Agreement.
“Free Writing Prospectus” shall mean a free writing prospectus, as defined in Rule 405 under the Act.
“Issuer Free Writing Prospectus” shall mean an issuer free writing prospectus, as defined in Rule 433 under the Act.
“Preliminary Prospectus” shall mean any preliminary prospectus supplement to the Base Prospectus, which is used prior to the filing of the Final Prospectus, together with the Base Prospectus.
“Registration Statement” shall mean the registration statement referred to in the first sentence of Section 1(a), including exhibits and financial statements and any prospectus supplement relating to the Securities that is filed with the Commission pursuant to Rule 424(b) and deemed part of such registration statement pursuant to Rule 430B under the Act, on each Effective Date and, in the event any post-effective amendment thereto becomes effective prior to the Closing Date, shall also mean the registration statement so amended.

“Subsidiary” shall mean any entity of which the Guarantor or the Company directly or indirectly owns more than 51% of the outstanding voting shares and the Guarantor or the Company has the ability to elect a majority of the members of the board of directors or the governing body.
“Transaction Documents” means this Agreement, the Indenture, the Terms Agreement and any other agreements specified by the Terms Agreement.
“Trust Indenture Act” shall mean the U.S. Trust Indenture Act of 1939, as amended, and the rules and regulations of the Commission promulgated thereunder.
“Underwriter Information” shall mean, with respect to any document, statements in or omissions from such document based upon information furnished to the Company or the Guarantor in writing by or on behalf of any Underwriter through the Representatives specifically for use in such document.
Unless the context otherwise requires, as used hereinafter, (a) the term “Agreement” shall refer to the Terms Agreement duly executed by the parties thereto applicable to a specific offering incorporating the basic provisions set forth herein; (b) the term “Underwriter” or “Underwriters” shall each refer to the one or more investment banking firms which are parties to the Agreement; and (c) “you” or “your” or the “Representatives” shall refer to any manager or co-managers of an underwriting syndicate so specified in the Terms Agreement, or, if none is or are so named, to the Underwriter or Underwriters. Any reference herein to the Registration Statement, the Base Prospectus, any Preliminary Prospectus or the Final Prospectus shall be deemed to refer to and include the documents incorporated by reference therein which were filed with or furnished to the Commission under the Exchange Act on or before the Effective Date of the Registration Statement or the issue date of the Base Prospectus, any Preliminary Prospectus or the Final Prospectus, as the case may be; and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, the Base Prospectus, any Preliminary Prospectus or the Final Prospectus shall be deemed to refer to and include the filing or furnishing of any document under the Exchange Act after the Effective Date of the Registration Statement or the issue date of the Base Prospectus, any Preliminary Prospectus or the Final Prospectus that is incorporated therein by reference.
SECTION 1. Representations and Warranties. Each of the Company and the Guarantor, jointly and severally, represents and warrants to each Underwriter, as of the date hereof, as follows:
(a) The Company and the Guarantor have prepared and filed with the Commission an automatic shelf registration statement, as defined in Rule 405 under the Act (the file number of which is set forth in the Terms Agreement) on Form F-3, including a related Base Prospectus, for registration under the Act of the offering and sale of the Securities. Such Registration Statement, including any amendments thereto filed prior to the Execution Time, became effective upon filing. No order suspending the effectiveness of the Registration Statement has been issued by the Commission and no proceeding for that purpose or pursuant to Section 8A of the Act against the Company or related to the offering has been initiated or threatened by the Commission. The Company and the Guarantor may have filed with the Commission, as part of an amendment to the Registration Statement or pursuant to Rule 424(b), one or more preliminary prospectus supplements relating to the Securities, each of which has previously been furnished to you. The Company and the Guarantor will file with the Commission a final prospectus supplement relating to the Securities in accordance with Rule 424(b).

(b) On the applicable Effective Date, the Registration Statement complied, and when the Final Prospectus is first filed in accordance with Rule 424(b) and on the Closing Date, the Final Prospectus (and any supplement thereto) will comply, in all material respects with the applicable requirements of the Act and the Trust Indenture Act. On the applicable Effective Date and at the Execution Time, the Registration Statement did not and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. On the Effective Date and on the Closing Date, the Indenture did or will comply in all material respects with the applicable requirements of the Trust Indenture Act. On the date of any filing pursuant to Rule 424(b), each Preliminary Prospectus did not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. On the date of any filing pursuant to Rule 424(b) and on the Closing Date, the Final Prospectus (together with any supplement thereto) will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, neither the Company nor the Guarantor makes any representations or warranties as to (i) that part of the Registration Statement which shall constitute the Statement of Eligibility and Qualification (Form T-1) under the Trust Indenture Act of the Trustee or (ii) any Underwriter Information.
(c) The documents incorporated by reference in the Registration Statement, the Disclosure Package or the Final Prospectus, when they were filed with the Commission, conformed in all material respects to the requirements of the Exchange Act, and any further documents deemed to be or, in the case of a Report on Form 6-K, designated as being incorporated by reference in the Registration Statement or the Disclosure Package after the date of this agreement, when such documents are filed with or furnished to the Commission, as the case may be, will conform in all material respects to the requirements of the Act or the Exchange Act, as applicable, and when read together with the other information included or incorporated in the Registration Statement, the Disclosure Package or the Final Prospectus, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d) At the Execution Time, the Disclosure Package does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that neither the Company nor the Guarantor makes any representation and warranty with respect to Underwriter Information.
(e) Each of the Company and the Guarantor meets the requirements for use of Form F-3 under the Act. Each of the Company and the Guarantor was (i) at the time of initial filing of the Registration Statement, (ii) at the time of the most recent amendment thereto for the purposes of complying with Section 10(a)(3) of the Act (whether such amendment was by post-effective amendment, incorporated report filed pursuant to Section 13 or 15(d) of the Exchange Act or form of prospectus), and (iii) at the time the Company or the Guarantor or any person acting on its or their behalf (within the meaning, for this clause only, of Rule 163(c)) made any offer relating to the Securities in reliance on the exemption of Rule 163, and is a “well-known seasoned issuer” and was not, and is not, an “ineligible issuer” (in each case as defined in Rule 405 under the Act) at any “determination date” under Rule 164 under the Act or Rule 405 under the Act that is relevant to the offering of the Securities.
(f) Neither the Company nor the Guarantor has received from the Commission any notice pursuant to Rule 401(g)(2) objecting to its use of the automatic shelf registration statement form.
(g) Each Issuer Free Writing Prospectus does not include any information that conflicts with the information contained in the Registration Statement, including any document incorporated therein by reference and any prospectus supplement deemed to be a part thereof that has not been superseded or modified; provided that neither the Company nor the Guarantor makes any representation and warranty with respect to Underwriter Information.
(h) Each of the Company and the Guarantor has been duly organized and is validly existing as a company in good standing under the laws of its respective jurisdiction of incorporation, with corporate power and authority to own its properties and conduct its business as described in the Disclosure Package and the Final Prospectus.
(i) The Indenture has been duly authorized, executed and delivered, by each of the Company and the Guarantor and, assuming due authorization, execution and delivery by the Trustee, constitutes a legal, valid and binding instrument of each of the Company and the Guarantor enforceable against each of the Company and the Guarantor in accordance with its terms (subject, as to enforcement of remedies, to applicable bankruptcy, reorganization, insolvency, moratorium or other laws affecting creditors’ rights generally from time to time in effect and to general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing, regardless of whether considered in a proceeding in equity or at law (collectively referred to as the “Enforceability Exceptions”)); the Securities have been duly authorized and, when executed and authenticated in accordance with the provisions of the Indenture and delivered to and paid for by the Underwriters pursuant to this agreement, will constitute legal, valid and binding obligations of the Company and the Guarantor, as applicable, entitled to the benefits of the Indenture, subject to the Enforceability Exceptions; and the Indenture has been duly qualified under the Trust Indenture Act.

(j) The Indenture and the Securities conform in all material respects to the descriptions thereof contained in the Disclosure Package and the Final Prospectus.
(k) Neither the issue and sale of the Securities nor the consummation of any other of the transactions contemplated in the Agreement or the other Transaction Documents nor the fulfillment of the terms of the Agreement or the other Transaction Documents will conflict with or result in a breach or violation of (i) the bylaws and other applicable organizational documents of the Company or the Guarantor, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which the Company or the Guarantor is a party or bound or to which its property is subject, or (iii) any existing statute, law, rule, regulation, judgment, order or decree applicable to the Company or the Guarantor of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or the Guarantor or any of their respective properties, except in the case of (ii) and (iii) as would not, individually or in the aggregate, have a material adverse effect on the performance of this agreement or on the condition (financial or otherwise), prospects, earnings, business or properties of the Guarantor and its Subsidiaries, taken as a whole.
(l) No consent, approval, authorization, filing with or order of any court or governmental agency or body is required in connection with the transactions contemplated in the Agreement or the other Transaction Documents except for (i) such as have been obtained under the Act and the Trust Indenture Act, such as may be required under the blue sky laws of any jurisdiction in connection with the purchase and distribution of the Securities by the Underwriters in the manner contemplated herein and in the Disclosure Package and the Final Prospectus and such as may be set forth in the Terms Agreement and (ii) authorization given by the Central Bank of Brazil.
(m) The consolidated historical financial statements and schedules of the Guarantor and its consolidated Subsidiaries included in the Base Prospectus, Preliminary Prospectus, Disclosure Package, Final Prospectus and the Registration Statement present fairly in all material respects the financial condition, results of operations and cash flows of the Guarantor as of the dates and for the periods indicated, comply as to form with the applicable accounting requirements of the Act and have been prepared in conformity with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as otherwise noted therein).
(n) The Guarantor and each of its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statement in conformity with generally accepted accounting principles and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(o) The Guarantor has established and maintains disclosure controls and procedures (as such term is defined in Rules 13a-15 and 15d-14 under the Exchange Act) and has carried out evaluations of the effectiveness of its disclosure controls and procedures as required by Rule 13a-15 of the Exchange Act. Such disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by the Guarantor in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to the Guarantor’s management, including the Chief Executive Officer and Chief Financial Officer of the Guarantor, as appropriate to allow timely decisions regarding required disclosure.
(p) The Agreement has been duly authorized, executed and delivered by each of the Company and the Guarantor.
(q) Except as described in the Disclosure Package and the Final Prospectus, payments made by the Company to holders under the Securities and the Indenture and by the Company to the Underwriters under the Agreement will not be subject under the current laws of Brazil or the Cayman Islands or any political subdivision of any such jurisdiction to any withholding or similar charges for or on account of taxation.
(r) PricewaterhouseCoopers (or any successor accounting firm selected by the Guarantor), who certified the financial statements and supporting schedules included in the Disclosure Package and the Final Prospectus, are an independent registered public accounting firm with respect to the Guarantor and its subsidiaries within the applicable rules and regulations adopted by the Commission and the Public Accounting Oversight Board (United States) and as required by the Act.
(s) Since the respective dates as of which information is given in the Registration Statement, the Disclosure Package and the Final Prospectus, (a) there has not been (1) any change in the capital stock or long-term debt of the Guarantor or any of its Subsidiaries, or any dividend or distribution of any kind declared, set aside for payment, paid or made by the Company or the Guarantor on any class of capital stock, except to the extent that such change in capital stock or long-term debt or distribution or dividend do not, in the aggregate, have a material adverse effect on the general affairs, business, prospects, management, financial position, stockholders’ equity or results of operations of the Guarantor and its Subsidiaries taken as a whole, or (2) any material adverse change, or any development involving a prospective material adverse change, in or affecting the general affairs, business, prospects, management, financial position, stockholders’ equity or results of operations of the Guarantor and the Subsidiaries, taken as a whole; and (b) neither the Company, the Guarantor nor any of its Subsidiaries has sustained any material loss or interference with its business (1) from fire, explosion, flood or other calamity, whether or not covered by insurance or (2) from any action, order or decree of any court or arbitrator or governmental or regulatory authority material to the Guarantor and its Subsidiaries taken as a whole, except in each case as otherwise disclosed in the Registration Statement, the Disclosure Package and the Final Prospectus.

(t) Other than as set forth or contemplated in the Disclosure Package and the Final Prospectus, there are no labor disturbances or disputes existing, or to the knowledge of the Company and Guarantor, threatened, that could result in any material adverse effect on the general affairs, business, prospects, management, financial position, stockholders’ equity or results of operations of the Guarantor and its Subsidiaries taken as a whole.
(u) Except as described in the Disclosure Package and the Final Prospectus, the Guarantor and its Subsidiaries possess all licenses, certificates, permits and other authorizations issued by, and have made all declarations and filings with, the appropriate federal, provincial, local or foreign governmental or regulatory authorities that are necessary for the ownership or lease of their respective properties or the conduct of their respective businesses as described in the Disclosure Package and the Final Prospectus, except where the failure to possess or make the same would not, individually or in the aggregate, have a material adverse effect on the general affairs, business, prospects, management, financial position, stockholders’ equity or results of operations of the Guarantor or its Subsidiaries taken as a whole; and except as described in the Disclosure Package and the Final Prospectus, neither the Guarantor nor any of its Subsidiaries has received notice of any revocation or modification of any such license, certificate, permit or authorization or has any reason to believe that any such license, certificate, permit or authorization will not be renewed in the ordinary course, except where this fact has not caused, or could not cause, a material adverse effect on the general affairs, business, prospects, management, financial position, stockholders’ equity or results of operations of the Guarantor or its Subsidiaries taken as a whole.
(v) The Guarantor and its Subsidiaries have good and marketable title, or have valid rights to lease or otherwise use, all items of real and personal property that are material to the respective businesses of the Guarantor and its Subsidiaries, in each case free and clear of all liens, encumbrances, claims and defects and imperfections of title except those that (a) do not materially interfere with the use made and proposed to be made of such property by the Guarantor and its Subsidiaries or (b) could not reasonably be expected, individually or in the aggregate, to have a material adverse effect on the general affairs, business, prospects, management, financial position, stockholders’ equity or results of operations of the Guarantor or its Subsidiaries taken as a whole.

(w) Except as described in the Disclosure Package and the Final Prospectus, the Guarantor and its Subsidiaries (a) are in compliance with any and all applicable federal, provincial, local and foreign laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (collectively, “Environmental Laws”), and none of them has received notice of any outstanding violations of any Environmental Laws; (b) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses; and (c) are in compliance with all terms and conditions of any such permit, license or approval, except in any such described in items (a), (b), and (c) for any such failure to comply or violations or failure to received required permits, licenses or approvals, as would not, individually or in the aggregate, have a material adverse effect on the general affairs, business, prospects, management, financial position, stockholders’ equity or results of operations of the Guarantor and its Subsidiaries taken as a whole.
(x) There is and has been no material failure on the part of the Company or the Guarantor or any of the Company’s or the Guarantor’s directors or officers, in their capacities as such, to comply with any applicable provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including Section 402 related to loans and Sections 302 and 906 related to certifications.
Any certificate signed by any officer of the Company or the Guarantor, as the case may be, and delivered to you or counsel for the Underwriters in connection with the offering of the Securities shall be deemed a representation and warranty by the Company or Guarantor, as applicable, to each Underwriter as to the matters covered thereby on the date of such certificate.
SECTION 2. Representations and Warranties of the Underwriters. Each Underwriter hereby represents and agrees that:
(a) It has not and will not use, authorize use of, refer to, or participate in the planning for use of, any Free Writing Prospectus other than (i) a Free Writing Prospectus that is not required under the Act to be filed, (ii) any Issuer Free Writing Prospectus listed on Schedule II to the Terms Agreement or prepared pursuant to Section 4(d) hereto, or (iii) any Free Writing Prospectus prepared by such Underwriter and approved by the Company and the Guarantor in advance in writing.
(b) Unless otherwise specified in the Terms Agreement, it has not and will not, without the prior written consent of the Company and the Guarantor, use any Free Writing Prospectus that contains the final terms of the Securities unless such terms have previously been included in a Free Writing Prospectus filed with the Commission, provided that the Underwriter may use a term sheet substantially in the form set forth in Schedule III to the Terms Agreement without the consent of the Company and the Guarantor; provided further that the Underwriter using such term sheet shall notify the Company and the Guarantor, and provide a copy of such term sheet to the Company and the Guarantor, prior to, or substantially concurrently with, the first use of such term sheet.
(c) It will, pursuant to reasonable procedures developed in good faith, retain copies of each Free Writing Prospectus used or referred to by it, in accordance with Rule 433 under the Act.

(d) It is not subject to any pending proceeding under Section 8A of the Act with respect to the offering (and will promptly notify the Company and the Guarantor if any such proceeding against it is initiated during the period in which a prospectus relating to the Securities is required to be delivered under the Act).
(e) Unless otherwise specified in the Terms Agreement, in relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each Underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive (as defined below) is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of the Securities to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the Securities to the public in that Relevant Member State at any time:
(i) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
(ii) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or
(iii) in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.
For the purposes of this Section 2, the expression an “offer of Securities to the public” in relation to any Securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Securities to be offered so as to enable an investor to decide to purchase or subscribe the Securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and references to the “Prospectus Directive” means Directive 2003/71/EC of the European Parliament and of the Council of the European Union of November 4, 2003, and includes any relevant implementing measure in each Relevant Member State.
(f) Unless otherwise specified in the Terms Agreement, each Underwriter represents, warrants and agrees that it has not offered or sold and will not offer or sell the Securities publicly (as defined for purposes of the securities laws of Brazil or the Cayman Islands, as the case may be) in Brazil or the Cayman Islands.

SECTION 3. Purchase and Sale. Subject to the terms and conditions and in reliance upon the representations and warranties set forth in the Agreement, the Company agrees to sell to each Underwriter, and each Underwriter agrees, severally and not jointly, to purchase from the Company, at the purchase price set forth in Terms Agreement the principal amount of the Securities set forth opposite such Underwriter’s name in the Terms Agreement.
Delivery of and payment for the Securities shall be made on the date and at the time specified in the Terms Agreement or at such time on such later date not more than three Business Days after the foregoing date as you shall designate, which date and time may be postponed by agreement among the Representatives, the Company and Guarantor or as provided in Section 10 hereof (such date and time of delivery and payment for the Securities being herein called the “Closing Date”). Delivery of the Securities shall be made to you for the respective accounts of the several Underwriters against payment by the several Underwriters through you of the purchase price thereof to or upon the order of the Company by wire transfer payable in same-day funds to an account specified by the Company. Delivery of the Securities shall be made through the facilities of The Depository Trust Company unless you shall otherwise instruct.
SECTION 4. Agreements of the Company and the Guarantor. Each of the Company and the Guarantor agrees with each Underwriter as follows:
(a) Immediately following the execution of the Terms Agreement, the Company and the Guarantor will prepare a Final Prospectus setting forth the principal amount of Securities covered thereby and their terms not otherwise specified in the Base Prospectus or any Preliminary Prospectus, the names of the Underwriters participating in the offering and the principal amount of Securities which each severally has agreed to purchase, the names of the Underwriters acting as co-managers in connection with the offering, if any, the price at which the Securities are to be purchased by the Underwriters from the Company, the initial public offering price, the selling concession and reallowance, if any, and such other information as you, the Company and the Guarantor deem appropriate in connection with the offering of the Securities. The Company and the Guarantor will within the time periods specified by Rule 424(b) transmit copies of the Final Prospectus to the Commission for filing pursuant to Rule 424(b) of the Act and will furnish to the Underwriters as many copies of the Final Prospectus as you shall reasonably request.

(b) Prior to the termination of the offering of the Securities, neither the Company nor the Guarantor will file any amendment to the Registration Statement or supplement (including the Final Prospectus or any Preliminary Prospectus) to the Base Prospectus unless you have been furnished a copy for review prior to filing and neither the Company nor the Guarantor will file any such proposed amendment or supplement to which you reasonably object. The Company and the Guarantor will promptly advise you (1) when the Final Prospectus, and any supplement thereto, shall have been filed (if required) with the Commission pursuant to Rule 424(b), (2) when, prior to termination of the offering of the Securities, any amendment to the Registration Statement shall have been filed or become effective, (3) of any request by the Commission or its staff for any amendment of the Registration Statement, or any Rule 462(b) Registration Statement, or for any supplement to the Final Prospectus or for any additional information, (4) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or the institution or threatening of any proceeding for that purpose or pursuant to Section 8A of the Act, (5) of the receipt by the Company or the Guarantor, as the case may be, of any notice of objection to the use of the Registration Statement, any amendment or supplement thereto pursuant to Rule 401(g)(2) under the Act, any Preliminary Prospectus, or the Final Prospectus, and (6) of the receipt by the Company or the Guarantor, as the case may be, of any notification with respect to the suspension of the qualification of the Securities for sale in any jurisdiction or the institution or threatening of any proceeding for such purpose. The Company and the Guarantor will use their commercially reasonable efforts to prevent the issuance of any such stop order or notice of objection or the suspension of any such qualification and, if issued, to obtain as soon as possible the withdrawal thereof.
(c) The Company shall pay the required Commission filing fees relating to the Securities within the time required by Rule 456(b)(1) under the Act without regard to the proviso therein and otherwise in accordance with Rules 456(b) and 457(r) under the Act.
(d) Unless otherwise specified in the Terms Agreement, the Company and the Guarantor will prepare a final term sheet, containing solely a description of final terms of the Securities and the offering thereof, substantially in the form set forth in Exhibit B hereto and in the form approved by you and attached as Schedule III to the Terms Agreement and will file such term sheet pursuant to Rule 433(d) under the Act within the time required by such Rule.
(e) If, at any time prior to the filing of the Final Prospectus pursuant to Rule 424(b), any event occurs as a result of which the Disclosure Package would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made or the circumstances then prevailing not misleading, the Company and the Guarantor promptly will (i) notify you so that any use of the Disclosure Package may cease until it is amended or supplemented; (ii) amend or supplement the Disclosure Package to correct such statement or omission; and (iii) supply any amendment or supplement to you in such quantities as you may reasonably request.
(f) If, at any time when a prospectus relating to the Securities is required to be delivered under the Act, any event occurs as a result of which the Final Prospectus as then supplemented would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made at such time not misleading, or if it shall be necessary to amend the Registration Statement or supplement the Final Prospectus to comply with the Act or the Exchange Act, the Company and the Guarantor promptly will (1) notify you of such event, (2) prepare and file with the Commission an amendment or supplement which will correct such statement or omission or effect such compliance and (3) supply any supplemented Final Prospectus to you in such quantities as you may reasonably request.

(g) As soon as practicable, the Guarantor will make generally available to its security holders and to the Representatives an earnings statement or statements of the Guarantor and its subsidiaries which will satisfy the provisions of Section 11(a) of the Act and Rule 158 under the Act.
(h) Upon request, the Company and the Guarantor will furnish to the Representatives and to counsel for the Underwriters, without charge, signed or conformed copies of the Registration Statement (including exhibits thereto) and to each other Underwriter a copy of the Registration Statement (without exhibits thereto) and, so long as delivery of a prospectus by an Underwriter or dealer may be required by the Act, as many copies of each Preliminary Prospectus, the Final Prospectus and each Issuer Free Writing Prospectus and any supplement thereto as the Representatives may reasonably request.
(i) The Company and the Guarantor will arrange, if necessary, for the qualification of the Securities for sale under the laws of such jurisdictions as you may designate and will maintain such qualifications in effect so long as required for the distribution of the Securities; provided that in no event shall either the Company or the Guarantor be obligated to qualify to do business in any jurisdiction where it is not now so qualified or to take any action that would subject either of them to service of process in suits, other than those arising out of the offering or sale of the Securities, in any jurisdiction where either of them is not now so subject.
(j) Each of the Company and the Guarantor agrees that, unless it has or shall have obtained the prior written consent of the Representatives, it has not made and will not make any offer relating to the Securities that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a Free Writing Prospectus required to be filed by the Company and the Guarantor with the Commission or retained by the Company under Rule 433 under the Act, other than a Free Writing Prospectus containing the information contained in the final term sheet prepared and filed pursuant to Section 4(d) hereto; provided that the prior written consent of Representatives shall be deemed to have been given in respect of the Free Writing Prospectuses included in Schedule II to the Terms Agreement. Any such Free Writing Prospectus consented to by the Representatives or the Company is hereinafter referred to as a “Permitted Free Writing Prospectus.” Each of the Company and the Guarantor agrees that (x) it has treated and will treat, as the case may be, each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus and (y) it has complied and will comply, as the case may be, with the requirements of Rules 164 and 433 under the Act applicable to any Permitted Free Writing Prospectus, including in respect of timely filing with the Commission, legending and record keeping.
(k) The Company and the Guarantor will furnish, upon request of an Underwriter, for a period of two years from the date of the Agreement (unless otherwise publicly available on the Commission’s EDGAR website or the Company’s or the Guarantor’s website) (i) copies of any reports or other communications which the Guarantor shall send to its shareholders or which the Company or the Guarantor shall from time to time publish or publicly disseminate; (ii) copies of all annual and other reports filed with the Commission on Forms 20-F and 6-K, or such other similar form as may be designated by the Commission; and (iii) copies of documents or reports filed with any securities exchange on which any class of securities of the Company is listed, in each case, as soon as such reports, communications or documents become available.

(l) The Company and the Guarantor will apply the net proceeds from the sale of the Securities in the manner set forth under the caption “Use of Proceeds” in the Prospectus Supplement.
SECTION 5. Conditions of Underwriters’ Obligation. The obligations of the Underwriters to purchase Securities pursuant to the Terms Agreement are subject to the accuracy of the representations and warranties on the part of each of the Company and the Guarantor herein contained, to the accuracy of the statements of the Company’s directors and the Guarantor’s officers made in any certificate furnished pursuant to the provisions hereof, to the performance by each of the Company and the Guarantor of all of its respective covenants and other obligations hereunder and to the following further conditions:
(a) The Company and the Guarantor shall have requested and caused the delivery of written opinions, substantially in the forms contemplated by the Terms Agreement.
(b) The Guarantor shall have requested and caused PricewaterhouseCoopers, independent auditors for the Guarantor, and such other independent auditors as may be specified in the Terms Agreement, to have furnished to you, at the Execution Time and at the Closing Date, letters (which may refer to letters previously delivered to one or more of you), dated respectively as of the Execution Time and as of the Closing Date, in form and substance satisfactory to you, confirming that they are an independent registered public accounting firm within the meaning of the Act and the Exchange Act and covering the matters that are ordinarily covered by “comfort letters” drafted in accordance with Statement of Accounting Standards No. 72.
(c) The Company shall have furnished to you a certificate, signed by two directors of the Company with specific knowledge of the financial matters of the Company, reasonably satisfactory to you, dated the Closing Date, to the effect that the signers of such certificate have carefully examined the Registration Statement, the Disclosure Package, the Final Prospectus and any supplements or amendments thereto, and the Terms Agreement and that:
(i) the representations and warranties of the Company in the Agreement are true and correct on and as of the Closing Date with the same effect as if made on the Closing Date and the Company has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to the Closing Date;

(ii) no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose or under Section 8A of the Act have been instituted or, to the Company’s knowledge, threatened; and
(iii) since the date of the most recent financial statements included or incorporated by reference in the Disclosure Package and the Final Prospectus (exclusive of any supplement thereto), there has been no material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company, except as set forth in or contemplated in the Disclosure Package and the Final Prospectus (exclusive of any supplement thereto).
(d) The Guarantor shall have furnished to you a certificate, signed by two executive officers of the Guarantor with specific knowledge of the financial matters of the Guarantor, reasonably satisfactory to you, dated the Closing Date, to the effect that the signers of such certificate have carefully examined the Registration Statement, the Disclosure Package, the Final Prospectus and any supplements or amendments thereto, and the Terms Agreement and that:
(i) the representations and warranties of the Guarantor in the Agreement are true and correct on and as of the Closing Date with the same effect as if made on the Closing Date and the Guarantor has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to the Closing Date;
(ii) no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose or under Section 8A of the Act have been instituted or, to the Guarantor’s knowledge, threatened;
(iii) since the date of the most recent financial statements included or incorporated by reference in the Disclosure Package and the Final Prospectus (exclusive of any supplement thereto), there has been no material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Guarantor and its subsidiaries, taken as a whole, except as set forth in or contemplated in the Disclosure Package and the Final Prospectus (exclusive of any supplement thereto); and
(iv) since the Execution Time, there has not been any decrease in the rating of any of the debt securities issued by or guaranteed by the Company by any “nationally recognized statistical rating organization” (as defined for purposes of Rule 436(g) under the Act) or any notice given of any intended or potential decrease in any such rating or of a possible change in any such rating that does not indicate the direction of the possible change.

(e) Subsequent to the Execution Time or, if earlier, the dates as of which information is given in the Registration Statement (exclusive of any amendment thereof), the Disclosure Package (exclusive of any amendment thereof) and the Final Prospectus (exclusive of any supplement thereto), there shall not have been any change, or any development involving a prospective change, in or affecting the condition (financial or otherwise), earnings, business or properties of the Guarantor and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Disclosure Package and the Final Prospectus (exclusive of any supplement thereto) the effect of which is, in your sole judgment, so material and adverse as to make it impractical or inadvisable to proceed with the offering or delivery of the Securities as contemplated by the Registration Statement (exclusive of any amendment thereof) and the Disclosure Package and the Final Prospectus (exclusive of any supplement thereto).
(f) Subsequent to the Execution Time, there shall not have been any decrease in the rating of any of the debt securities issued by or guaranteed by either the Company or the Guarantor by any “nationally recognized statistical rating organization” (as defined for purposes of Rule 436(g) under the Act) or any notice given of any intended or potential decrease in any such rating or of a possible change in any such rating that does not indicate the direction of the possible change.
(g) Prior to the Closing Date, the Company and the Guarantor shall have furnished to the Underwriters such further information, certificates and documents as the Underwriters may reasonably request.
SECTION 6. Payment of Expenses. All expenses incident to the performance of each party’s obligations under this agreement shall be paid in the manner specified in the Terms Agreement.
SECTION 7. Indemnification and Contribution. (a) The Company and the Guarantor, jointly and severally, agree to indemnify and hold harmless each Underwriter, the directors, officers, employees and agents of each Underwriter and each person who controls each Underwriter within the meaning of either the Act or the Exchange Act against any and all losses, claims, damages or liabilities, joint or several, to which they or any of them may become subject under the Act, the Exchange Act or other existing Federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement as originally filed or in any amendment thereof, or in the Base Prospectus, any Preliminary Prospectus, the Disclosure Package, the Final Prospectus, or any Issuer Free Writing Prospectus, or in any amendment thereof or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and agrees to reimburse each such indemnified party, as incurred, for any legal or other documented expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company and the Guarantor will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with Underwriter Information furnished to the Company or the Guarantor by or on behalf of any Underwriter expressly for inclusion therein. This indemnity agreement will be in addition to any liability that the Company and the Guarantor may otherwise have.

(b) Each Underwriter severally and not jointly agrees to indemnify and hold harmless the Company and the Guarantor, each of their respective directors, each of their respective officers who signs the Registration Statement, and each person who controls the Company or the Guarantor within the meaning of either the Act or the Exchange Act, to the same extent as the foregoing indemnity from the Company and the Guarantor to each Underwriter, but only with reference to written information relating to such Underwriter furnished to the Company or the Guarantor by or on behalf of such Underwriter through the Representatives expressly for inclusion in the documents referred to in the foregoing indemnity. This indemnity agreement will be in addition to any liability that any Underwriter may otherwise have. The Company and the Guarantor acknowledge that the statements identified in the Terms Agreement as “Underwriter Information” constitute the only information furnished in writing by or on behalf of the several Underwriters for inclusion in any Preliminary Prospectus, the Final Prospectus or any Issuer Free Writing Prospectus.
(c) Promptly after receipt by an indemnified party under this Section 7 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under this Section 7, notify the indemnifying party in writing of the commencement thereof; but the failure so to notify the indemnifying party (i) will not relieve it from liability under paragraph (a) or (b) above unless and to the extent it did not otherwise learn of such action and such failure results in the forfeiture by the indemnifying party of substantial rights and defenses and (ii) will not, in any event, relieve the indemnifying party from any obligations to any indemnified party other than the indemnification obligation provided in paragraph (a) or (b) above. The indemnifying party shall be entitled to appoint counsel of the indemnifying party’s choice at the indemnifying party’s expense to represent the indemnified party in any action for which indemnification is sought (in which case the indemnifying party shall not thereafter be responsible for the fees and expenses of any separate counsel retained by the indemnified party or parties except as set forth below); provided, however, that such counsel shall be satisfactory to the indemnified party. Notwithstanding the indemnifying party’s election to appoint counsel to represent the indemnified party in an action, the indemnified party shall have the right to employ separate counsel (including local counsel), and the indemnifying party shall bear the reasonable fees, costs and expenses of such separate counsel if (i) the use of counsel chosen by the indemnifying party to represent the indemnified party would present such counsel with a conflict of interest, (ii) the actual or potential defendants in, or targets of, any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party, (iii) the indemnifying party shall not have employed counsel satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of the institution of such action or (iv) the indemnifying party shall authorize the indemnified party to employ separate counsel at the expense of the indemnifying party. It is understood, however, that the indemnifying party shall, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of only one separate firm of attorneys (in addition to any local counsel) at any time for all such indemnified parties. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify each indemnified party from and against any loss or liability by reason of such settlement or judgment. An indemnifying party will not, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified parties are actual or potential parties to such claim or action) unless such settlement, compromise or consent includes an unconditional release of each indemnified party from all liability arising out of such claim, action, suit or proceeding.

(d) In the event that the indemnity provided in paragraph (a) or (b) of this Section 7 is unavailable to or insufficient to hold harmless an indemnified party for any reason, the Company, the Guarantor and the Underwriters severally agree to contribute to the aggregate losses, claims, damages and liabilities (including legal or other documented expenses reasonably incurred in connection with investigating or defending the same) (collectively “Losses”) to which the Company and the Guarantor and one or more of the Underwriters may be subject in such proportion as is appropriate to reflect the relative benefits received by the Company and the Guarantor on the one hand and by the Underwriters on the other from the offering of the Securities; provided, however, that in no case shall any Underwriter (except as may be provided in any agreement among underwriters relating to the offering of the Securities) be responsible for any amount in excess of the underwriting discount or commission applicable to the Securities purchased by such Underwriter hereunder. If the allocation provided by the immediately preceding sentence is unavailable for any reason, the Company and the Guarantor and the Underwriters severally shall contribute in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company and the Guarantor on the one hand and of the Underwriters on the other in connection with the statements or omissions which resulted in such Losses as well as any other relevant equitable considerations. Benefits received by the Company and the Guarantor shall be deemed to be equal to the total net proceeds from the offering (before deducting expenses) received by it, and benefits received by the Underwriters shall be deemed to be equal to the total underwriting discounts and commissions, in each case as set forth on the cover page of the Prospectus. Relative fault shall be determined by reference to, among other things, whether any untrue or any alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information provided by the Company or the Guarantor on the one hand or the Underwriters on the other, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The Company, the Guarantor and the Underwriters agree that it would not be just and equitable if contribution were determined by pro rata allocation or any other method of allocation which does not take account of the equitable considerations referred to above. Notwithstanding the provisions of this paragraph (d), no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 7, each person who controls an Underwriter within the meaning of either the Act or the Exchange Act and each director, officer, employee and agent of an Underwriter shall have the same rights to contribution as such Underwriter, and each person who controls the Company or the Guarantor within the meaning of either the Act or the Exchange Act, each officer of the Company or the Guarantor who shall have signed the Registration Statement and each director of the Company shall have the same rights to contribution as the Company and the Guarantor, subject in each case to the applicable terms and conditions of this paragraph (d).

SECTION 8. Representations, Warranties and Agreements to Survive Delivery. All representations, warranties and agreements, including the agreement of the Company and the Guarantor in Section 7 hereof with respect to indemnity and contribution, contained in this agreement or contained in certificates issued by the Company and the Guarantor, as the case may be, submitted pursuant hereto, shall remain operative and in full force and effect, regardless of any termination of this agreement, or any investigation made by or on behalf of any Underwriter or controlling person, or by or on behalf of the Company or the Guarantor, and shall survive delivery of any Securities to the Underwriters, provided, however, that no such representations and warranties or agreements shall be deemed to have been given as to any point in time other than the date hereof or as otherwise expressly provided herein. The provisions in Sections 6 and 7 shall survive the termination or cancellation of this agreement.
SECTION 9. Termination. The Agreement shall be subject to termination in your absolute discretion, by notice given to the Company and the Guarantor prior to delivery of and payment for the Securities, if at any time prior to such delivery and payment (i) the Company or the Guarantor shall have failed, refused or been unable to perform any agreement on its part to be performed under this agreement or the Terms Agreement when and as required, (ii) trading in the Guarantor’s American Depositary Receipts shall have been suspended by the Commission or the New York Stock Exchange or trading in securities generally on the New York Stock Exchange shall have been suspended or limited or minimum prices shall have been established on such Exchange, (iii) there shall have occurred a material disruption in securities settlement, payment or clearance services in the United States, (iv) a banking moratorium shall have been declared either by Federal or New York State authorities or (v) there shall have occurred any outbreak or escalation of hostilities or declaration by the United States of a national emergency or war, or other calamity or crisis (economic, political, financial or otherwise) the effect of which on financial markets is such as to make it, in the sole judgment of the Representatives, impractical or inadvisable to proceed with the offering or delivery of the Securities as contemplated by the Disclosure Package and the Final Prospectus (exclusive of any supplement thereto) or (vi) there shall have been, since the time of the execution of this agreement or since the respective dates as of which information is given in the Disclosure Package and the Final Prospectus (exclusive of any supplement thereto), any change, or any development involving a prospective change, in or affecting the condition (financial or otherwise), earnings, business or properties of the Guarantor and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Disclosure Package and the Final Prospectus (exclusive of any supplement thereto), the effect of which is, in the sole judgment of the Representatives, so material and adverse as to make it impractical or inadvisable to proceed with the offering or delivery of the Securities as contemplated by any Preliminary Prospectus and the Final Prospectus (exclusive of any supplement thereto).

SECTION 10. Default by an Underwriter. If one or more of the Underwriters shall fail at the Closing Date to purchase the Securities which it or they are obligated to purchase under the Agreement (the “Defaulted Securities”), then you shall have the right, within 36 hours thereafter, to make arrangements for one or more of the non-defaulting Underwriters, or any other underwriters, to purchase all, but not less than all, of the Defaulted Securities in such amounts as may be agreed upon and upon the terms herein set forth. If, however, by the end of such 36 hours you shall not have completed such arrangements for the purchase of all the Defaulted Securities then:
(a) if the aggregate amount of Defaulted Securities does not exceed 10% of the aggregate amount of the Securities to be purchased pursuant to the Terms Agreement, the non-defaulting Underwriters shall be obligated to purchase the full amount thereof in the proportions that their respective underwriting obligations hereunder bear to the underwriting obligations of all such non-defaulting Underwriters, or
(b) if the aggregate amount of Defaulted Securities exceeds 10% of the aggregate amount of the Securities to be purchased pursuant to the Terms Agreement, this agreement shall terminate, without any liability on the part of any non-defaulting Underwriter or the Company and the Guarantor.
In the event of a default by any Underwriter or Underwriters as set forth in this Section 10, either you or the Company or the Guarantor shall have the right to postpone the Closing Date for a period not exceeding seven days in order that any required changes in the Registration Statement or Prospectus or in any other documents or arrangements may be effected. Any action taken under this Section 10 shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under the Agreement.
SECTION 11. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard form of telecommunication. Notices to the Underwriters shall be directed to you at the address indicated in the Terms Agreement; notices to the Company or the Guarantor shall be directed to each of them at Diretoria Financeira, Avenida Graça Aranha, No. 26, 20030-900 Rio de Janeiro, RJ, Brazil (telefax: 5521-3814-4679), Attention: Finance Department.

SECTION 12. Governing Law; Submission to Jurisdiction. This agreement and each Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and to be performed in such State. Each of the Company and the Guarantor submits to the non-exclusive jurisdiction of any Federal or State court in the City, County and State of New York, United States of America, in any legal suit, action or proceeding based on or arising under this agreement and agrees that all claims in respect of such suit or proceeding may be determined in any such court. Each of the Company and the Guarantor waives, to the extent permitted by law, the defense of an inconvenient forum or objections to personal jurisdiction with respect to the maintenance of such legal suit, action or proceeding. Each of the Company and the Guarantor hereby designates and appoints Rio Doce America, Inc. (the “Process Agent”), as its authorized agent, upon whom process may be served in any such legal suit, action or proceeding, it being understood that the designation and appointment of the Process Agent as such authorized agent shall become effective immediately without any further action on the part of either the Company or the Guarantor. Such appointment shall be irrevocable to the extent permitted by applicable law and subject to the appointment of a successor agent in the United States on terms substantially similar to those contained in this Section 12 and reasonably satisfactory to you. If the Process Agent shall cease to act as agent for services of process for either the Company or the Guarantor, the Company or the Guarantor, as the case may be, shall appoint, without unreasonable delay, another such agent, and notify you of such appointment. Each of the Company and the Guarantor represents to the Underwriters that it has notified the Process Agent of such designation and appointment and that the Process Agent has accepted the same in writing. Each of the Company and the Guarantor hereby authorizes and directs the Process Agent to accept such service. Each of the Company and the Guarantor further agrees that service of process upon the Process Agent and written notice of said service to such party shall be deemed in every respect effective service of process upon the Company or the Guarantor, as the case may be, in any such legal suit, action or proceeding. Nothing herein shall affect the right of any Underwriter or any person controlling any Underwriter to serve process in any other manner permitted by law.
SECTION 13. Parties. This agreement shall inure to the benefit of and be binding upon you, the Company and the Guarantor, and their respective successors. Nothing expressed or mentioned in this agreement is intended or shall be construed as given to any person, firm or corporation, other than the parties hereto and their respective successors and the controlling persons and officers and directors referred to in Section 7 and their heirs and legal representatives, any legal or equitable right, remedy or claim under or in respect of this agreement or any provision herein contained. This agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the parties and their respective successors and said controlling persons and officers and directors and their heirs and legal representatives, and for the benefit of no other person, firm or corporation. No purchaser of Securities from any Underwriter shall be deemed to be a successor by reason merely of such purchase.

SECTION 14. No Fiduciary Duty. The Company and the Guarantor acknowledge and agree that: (i) nothing herein shall create a fiduciary or agency relationship between the Company or the Guarantor, on the one hand, and the Underwriters, on the other; (ii) the Underwriters are not acting as advisors, expert or otherwise, to the Company or the Guarantor in connection with this offering, sale of the Securities or any other services the Underwriters may be deemed to be providing hereunder, including, without limitation, with respect to the public offering price of the Securities and the Company and the Guarantor shall consult with their own advisors concerning such matters and shall be responsible for making their own independent investigation and appraisal of the transactions contemplated hereby and the Underwriter shall have no responsibility or liability to the Company or the Guarantor with respect to such investigation or appraisal, (iii) the relationship between the Company and the Guarantor, on the one hand, and the Underwriters, on the other, is entirely and solely commercial, based on arms-length negotiations; (iv) any duties and obligations that the Underwriters may have to the Company or the Guarantor shall be limited to those duties and obligations specifically stated herein; and (v) the Underwriters and their respective affiliates may have interests that differ from those of the Company and the Guarantor.
SECTION 15. Judgment Currency. Each of the Company and the Guarantor agrees to indemnify each Underwriter against any loss incurred by such Underwriter as a result of any judgment or order being given or made for any amount due hereunder and such judgment or order being expressed and paid in a currency (the “Judgment Currency”) other than United States dollars and as a result of any variation as between (i) the rate of exchange at which the United States dollar amount is converted into the Judgment Currency for the purpose of such judgment or order, and (ii) the rate of exchange at which such Underwriter is able to purchase United States dollars with the amount of the Judgment Currency actually received by the Underwriter. The foregoing indemnity shall constitute a separate and independent obligation of the Company and the Guarantor, as the case may be, and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.
SECTION 16. Waiver of Immunities. To the extent that the Company or the Guarantor or any of their respective properties, assets or revenues may have or may hereafter become entitled to, or have attributed to them, any right of immunity, on the grounds of sovereignty, from any legal action, suit or proceeding, from set-off or counterclaim, from the jurisdiction of any court, from service of process, from attachment upon or prior to judgment, or from attachment in aid of execution of judgment, or from execution of judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of any judgment, in any jurisdiction in which proceedings may at any time be commenced, with respect to their obligations, liabilities or any other matter under or arising out of or in connection with this agreement or any additional agreement, the Company and the Guarantor hereby irrevocably and unconditionally, to the extent permitted by applicable law, waive and agree not to plead or claim any such immunity and consents to such relief and enforcement.

Exhibit A — Form of Terms Agreement
VALE CAPITAL II
TERMS AGREEMENT
Debt Securities
Guaranteed by Vale S.A.
[Date]
To: The Underwriters identified herein
Ladies and Gentlemen:
Vale Capital II (the “Company”) agrees to sell to the several Underwriters named in Schedule I hereto for their respective accounts, on and subject to the terms and conditions of the Underwriting Agreement Basic Provisions attached hereto as Exhibit I (the “Agreement”), the following securities (the “Securities”) on the following terms:
Title:
Principal Amount:
Interest:
Maturity:
Optional Redemption:
Listing:
Purchase Price:                     % of the principal amount, plus accrued interest, if any, from                                         , 200      .
Registration Statement No.:
Execution Time:
Closing: 9:30 a.m. on                                         , at the offices of Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, New York, in Federal (same day) funds.
Payment of Expenses:
Representatives:

Lock-Up:
Indenture:
Qualifications to Any Covenants or Representations Made by the Company or the Guarantor:
Additional Transaction Documents:
Opinions: The opinions to be delivered on the Closing Date for purposes of Section 5(a) of the Underwriting Agreement Basic Provisions shall be substantially in the forms [attached as Exhibits [                    ] hereto] [separately provided to you], each of which is in form and substance satisfactory to you for purposes of such Section.
Underwriter Information (see definition under the Underwriting Agreement Basic Provisions):
Notices to Underwriters: Notices to the Underwriters shall be directed to:
The respective principal amounts of the Securities to be purchased by each of the Underwriters are set forth opposite their names in Schedule I hereto.
To the extent not superseded or amended by the terms hereof, the provisions of the Underwriting Agreement Basic Provisions are incorporated herein by reference. Capitalized terms used herein and not otherwise defined shall have the meanings assigned to them in the Underwriting Agreement Basic Provisions.
This Terms Agreement may be signed in one or more counterparts, each of which shall constitute an original and all of which together shall constitute one and the same agreement.
If the foregoing is in accordance with your understanding of our agreement, kindly sign and return to the Company and the Guarantor one of the counterparts hereof, whereupon it will become a binding agreement among the Company, the Guarantor and the several Underwriters in accordance with its terms.

Very truly yours, VALE CAPITAL II
By:
Name:
Title:

By:
Name:
Title:

VALE S.A.
By:
Name:
Title:

By:
Name:
Title:

The foregoing Terms Agreement is hereby confirmed and accepted as of the date first above written.

[ ]
acting on behalf of itself and as representative of the several Underwriters

By:

Name:
Title:

SCHEDULE I

Principal Amount
Underwriter	of Securities

SCHEDULE II
Schedule of Free Writing Prospectuses included in the Disclosure Package
[list all FWPs included in the Disclosure Package]

SCHEDULE III
[Final Term Sheet to be inserted]

Exhibit B — Form of Final Term Sheet
FINAL TERM SHEET
Issuer: Vale Capital II
Guarantee: Vale S.A.
Title of Securities:
Aggregate Principal Amount:
Price To Public:                     % of principal amount, plus accrued interest, if any, from
Maturity:
Interest Rate/Coupon:                     [%]
Interest Payment Dates:                                          and                                           of each year, commencing on
Interest Payment Record Dates:                                          and                                           of each year
Redemption Provisions/Call Options:
[Sinking Fund Provisions:                                         ]
Yield to Maturity:
Benchmark:
Spread to Treasury:
Other Provisions:
Settlement Date:
Minimum Denomination:
Book-Running Manager[s]:
Co-Managers:
Ratings:                                         /
CUSIP:

ISIN:
[Common Code:                                         ]
[Listing:                                         ]
The offer and sale of the Securities to which this final term sheet relates have been registered by Vale Capital II and Vale S.A. by means of a registration statement on Form F-3 (Registration No. 333-[                    ]).

The issuer and the guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer and the guarantor have filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the guarantor, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-[                    ].